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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 2)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                            BDM INTERNATIONAL, INC.
                           (Name of Subject Company)

                            SYSTEMS ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                    TRW INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  05537W-20-9
                     (Cusip Number of Class of Securities)

                           WILLIAM B. LAWRENCE, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                    TRW INC.
                               1900 RICHMOND ROAD
                             CLEVELAND, OHIO 44124
                           TELEPHONE: (216) 291-7230
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    COPY TO:
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                      ATTENTION: ROBERT A. PROFUSEK, ESQ.


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        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on November 26, 1997 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("Parent"), and its wholly owned subsidiary, Systems Acquisition Inc., a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission in respect of the tender offer by the Purchaser for all the outstanding shares of Common Stock of BDM International, Inc., a Delaware corporation, at a purchase price of $29.50 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997, and in the related Letter of Transmittal. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 11. Material to be Filed as Exhibits.

         (a)(9) Text of Press Release issued by Parent dated December 9, 1997.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 TRW INC. (Parent)

                 By    /s/ William B. Lawrence
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                       William B. Lawrence
                       Executive Vice President, General Counsel and Secretary

                 SYSTEMS ACQUISITION INC. (Purchaser)

                 By    /s/ Kathleen A. Weigand
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                       Kathleen A. Weigand
                       Vice President and Secretary


Date: December 9, 1997




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